SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. _____________)/1/

                           Central Maine Power Company
                                (Name of Issuer)

                  6% Preferred Stock, par value $100 per share
                         (Title of Class of Securities)

                                   154051 40 3
                                 (CUSIP Number)

                                 CMP Group, Inc.
                                 83 Edison Drive
                              Augusta, Maine 04336
                             Attention: Anne M. Pare
                                 (207) 623-3521
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                                Susan A. Marshall
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                                 (212) 424-8000

                                December 30, 1998
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(c), 13d-1(f) or 13d-1(g), check the following box |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

       See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)
----------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 154051 40 3                                          Page 2 of 9 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
                  CMP Group, Inc.
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  01-0519429

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                         (b) [_]

     3       SEC USE ONLY


     4       SOURCE OF FUNDS

                  WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                  |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  The reporting person is incorporated under Maine law.

            NUMBER OF            7       SOLE VOTING POWER
              SHARES                          533
           BENEFICIALLY          8       SHARED VOTING POWER
             OWNED BY                         0
               EACH              9       SOLE DISPOSITIVE POWER
            REPORTING                         533
              PERSON            10       SHARED DISPOSITIVE POWER
               WITH                           0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  533

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |_|

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.3%

    14       TYPE OF REPORTING PERSON*

                  HC, CO
--------------------------------------------------------------------------------

CUSIP No. 154051 40 3                                          Page 3 of 9 Pages

Item 1   Security and Issuer.

     The title of the class of equity securities to which this statement relates is the 6% Preferred Stock, par value $100 per share (the "Preferred Shares") of Central Maine Power Company ("Central Maine"). The address of the principal executive offices of Central Maine is 83 Edison Drive, Augusta, Maine 04336.

Item 2   Identity and Background.

     This statement is filed by CMP Group, Inc. ("CMP Group"). CMP Group is a holding company, of which Central Maine is the principal subsidiary. The address of the principal executive offices of CMP Group is 83 Edison Drive, Augusta, Maine 04336.

     Since its incorporation in 1998, CMP Group has not been convicted in a criminal proceeding.

     Since its incorporation in 1998, CMP Group has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth in Annex A hereto and  incorporated  by reference  herein are the
(i) names, (ii) residence or business addresses, (iii) present principal occupations or employments and the names, principal businesses and addresses of the corporations or other organizations in which such employments are conducted, and (iv) citizenship of each of the directors and executive officers of CMP Group as required by (a), (b), (c) and (f) of Item 2.

     None of CMP Group's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     None of CMP Group's directors or executive officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3   Source and Amount of Funds or Other Consideration.

     The Preferred Shares of Central Maine currently held by CMP Group were purchased by CMP Group from its own internal source of funds.

     On September 1, 1998, CMP Group became the parent holding company of Central Maine, pursuant to an agreement and plan of merger among CMP Group, Central Maine and a wholly-owned subsidiary of CMP Group. As a result of the

CUSIP No. 154051 40 3                                          Page 4 of 9 Pages

transactions carried out pursuant to the agreement and plan of merger, CMP Group acquired all of the common stock of Central Maine on September 1, 1998. Under
Section 910 of Title 13-A of Maine law, the acquisition by CMP Group of at least 25 percent of the shares of Central Maine entitled to vote for the election of directors is defined as a "control transaction." Under this provision of Maine law, the occurrence of a "control transaction" gave holders of the Preferred Shares the right to demand and receive payment of the fair value of their Preferred Shares from CMP Group. Accordingly, CMP Group purchased at fair value the reported shares from the holders of the Preferred Shares who demanded payment of the fair value of their shares.

     No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, trading or voting the securities.

     None of CMP Group's executive officers or directors owns any Preferred Shares of Central Maine.

Item 4   Purpose of Transaction.

     As a result of the transactions carried out pursuant to the agreement and plan of merger referred to in Item 3 above, CMP Group acquired all of the common stock of Central Maine on September 1, 1998. Under Section 910 of Title 13-A of Maine law, the acquisition by CMP Group of at least 25 percent of the shares of Central Maine entitled to vote for the election of directors is defined as a "control transaction." Under this provision of Maine law, the occurrence of a "control transaction" gave holders of the Preferred Shares the right to demand and receive payment of the fair value of their Preferred Shares from CMP Group. Accordingly, CMP Group was required to purchase the reported shares pursuant to Maine law from the holders of Preferred Shares who demanded payment of the fair value of their shares.

Item 5   Interest in Securities of the Issuer.

     (a) As of the close of business on February 22, 1999, CMP Group owned 533 of the 5,713 Preferred Shares of Central Maine outstanding. The Preferred Shares owned by CMP Group on February 22, 1999 represent approximately 9.3% of the Preferred Shares outstanding.

     None of CMP Group's executive officers or directors owns any Preferred Shares of Central Maine.

     (b) CMP Group has sole power to vote and dispose of the 533 Preferred Shares it currently holds, representing 9.3% of the outstanding Preferred Shares of Central Maine. CMP Group has no shared power to vote or dispose of Preferred Shares of Central Maine. None of CMP Group's directors or executive officers owns any Preferred Shares or has sole or shared power to vote or dispose of any Preferred Shares of Central Maine.

CUSIP No. 154051 40 3                                          Page 5 of 9 Pages

     (c) During the sixty days prior to the date of the event requiring filing of this statement, the following transactions were effected:

     Under Maine law, because the transactions referenced in Item 3 were classified as a "control transaction," holders of the Preferred Shares were entitled to payment of the fair value of their shares. On September 11, 1998, CMP Group mailed notice to the holders of the Preferred Shares that, pursuant to Maine law, they were entitled to demand and receive payment of the fair value of their Preferred Shares from CMP Group. Several holders of Preferred Shares demanded payment of the fair value of their shares. All holders of the Preferred Shares who demanded payment of the fair value of their shares subsequently accepted CMP Group's offer of payment of $81.39 per share. Accordingly, on December 30, 1998, CMP Group mailed payment of $81.39 for each Preferred Share to the holders of Preferred Shares who had demanded payment of the fair value of their shares.

     None of CMP Group's executive officers or directors has engaged in any transaction in Preferred Shares of Central Maine during this period.

     (d) No other person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Shares.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Except  as  described   above,   there  are  no  contracts,   arrangements,
understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Central Maine.

Item 7   Materials to filed as Exhibits.

     There are no materials to be filed as an exhibit.

CUSIP No. 154051 40 3                                          Page 6 of 9 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:  February 23, 1999

                                        /s/ Anne M. Pare
                                        ----------------------------------------
                                        Name:   Anne M.  Pare
                                        Title:  Treasurer, Corporate Counsel and
                                                Secretary

CUSIP No. 154051 40 3                                          Page 7 of 9 Pages

                                                                     ANNEX A

OFFICERS AND DIRECTORS OF CMP GROUP, INC.

Name                   Position             Address                  Citizenship
----                   --------             -------                  -----------

David T. Flanagan      President and        CMP Group, Inc.              USA
                       Chief Executive      83 Edison Drive
                       Officer and          Augusta, Maine 04336
                       Director, CMP
                       Group, Inc.

Arthur W. Adelberg     Executive Vice       CMP Group, Inc.              USA
                       President, CMP       83 Edison Drive
                       Group, Inc.          Augusta, Maine 04336

David E. Marsh         Chief Financial      CMP Group, Inc.              USA
                       Officer, CMP         83 Edison Drive
                       Group, Inc.          Augusta, Maine 04336

F. Michael McClain     Vice President,      CMP Group, Inc.              USA
                       Corporate            83 Edison Drive
                       Development,         Augusta, Maine 04336
                       CMP Group,
                       Inc.

Gerald C. Poulin       Vice President,      CMP Group, Inc.              USA
                       Generation,          83 Edison Drive
                       CMP Group,           Augusta, Maine 04336
                       Inc.

Anne M. Pare           Treasurer,           CMP Group, Inc.              USA
                       Corporate            83 Edison Drive
                       Counsel, and         Augusta, Maine 04336
                       Secretary, CMP
                       Group, Inc.

William M. Finn        Assistant            CMP Group, Inc.              USA
                       Secretary, CMP       83 Edison Drive
                       Group, Inc.          Augusta, Maine 04336

David M. Jagger        Chairman of the      Jagger Brothers              USA
                       Board, CMP           P.O. Box 188
                       Group, Inc.;         Water Street
                       President and        Springvale, ME 04083
                       Treasurer, Jagger
                       Brothers, Inc.
                       (textiles)

CUSIP No. 154051 40 3                                          Page 8 of 9 Pages

Charles H. Abbott      Vice Chairman        Skelton, Taintor & Abbott    USA
                       of the Board,        95 Main Street
                       CMP Group,           P.O. Box 3200
                       Inc.; Chairman,      Auburn, ME 04212
                       Skelton, Taintor
                       & Abbott, P.A.
                       (law firm)

Charleen M. Chase      Director, CMP        Community Concepts, Inc.     USA
                       Group, Inc.;         P.O. Box 278
                       Executive            Market Square
                       Director,            South Paris, ME 04281
                       Community
                       Concepts, Inc.
                       (community
                       action agency)

Duane D. Fitzgerald    Director, CMP        1002 Washington Street       USA
                       Group, Inc.;         Bath, ME 04530
                       Chairman of the
                       Board, Bath Iron
                       Works
                       Corporation
                       (shipbuilding)

Robert H. Gardiner     Director, CMP        Maine Public Broadcasting    USA
                       Group, Inc.;         Corporation
                       President, Maine     1450 Lisbon Street
                       Public               Lewiston, ME 04240
                       Broadcasting
                       Corporation
                       (public
                       television)

Peter J. Moynihan      Director, CMP        UNUM Corporation             USA
                       Group, Inc.;         Two Canal Plaza
                       Senior Vice          Portland, ME  04101
                       President and
                       Chief Investment
                       Officer, UNUM
                       Corporation
                       (insurance)

CUSIP No. 154051 40 3                                          Page 9 of 9 Pages

William J. Ryan        Director, CMP        Peoples Heritage Financial   USA
                       Group, Inc.;         Group, Inc.
                       Chairman,            One Portland Square
                       President and        P.O. Box 9540
                       Chief Executive      Portland, ME 04112
                       Officer, Peoples
                       Heritage
                       Financial Group,
                       Inc.
                       (banking)

Kathryn M. Weare       Director, CMP        The Cliff House              USA
                       Group, Inc.;         P.O. Box 2274
                       Owner and            Bald Head Cliff
                       Manager, The         Shore Road
                       Cliff House          Ogunquit, ME 03907
                       (resort)

Lyndel J. Wishcamper   Director, CMP        Wishcamper Properties, Inc.  USA
                       Group, Inc.;         177 High Street
                       President,           Portland, ME  04101
                       Wishcamper
                       Properties, Inc.
                       (real estate)